Exhibit 99.1

Xunlei Announces Change of Management

Shenzhen, China, June 1, 2021 (GLOBE NEWSWIRE) - Xunlei Limited (“Xunlei”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, announced today that Mr. Weimin Luo has resigned from his role as the Company’s Chief Operating Officer for personal reasons. The resignation became effective on June 1, 2021. Following his resignation, Mr. Luo will continue to support the Company and serve as its strategy consultant.

“I would like to thank Mr. Weimin Luo for his contributions to the Company and wish him well and continued success in his future endeavor,” said Mr. Jinbo Li, Chief Executive Officer of Xunlei.

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

CONTACT:
Investor Relations
Xunlei Limited
Email: ir@xunlei.com
Tel: +86 755 8633 8443
Website: http://ir.xunlei.com